29.6 meters Averaging 19.61 grams/tonne Au, Including 5.1 meters Averaging
45.60 grams/tonne Au in Drilling at Jerritt Canyon, Nevada

Vancouver, BC – February 25, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce additional assay results from its ongoing 2010 and 2011 Smith Mine underground drilling program at its wholly-owned gold production Jerritt Canyon property in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., ("Queenstake") a wholly owned subsidiary of Yukon-Nevada Gold Corp. ("YNG" or the "Company").

Significant assay results from multiple separate zones for drill hole numbers SMI-LX-758 and SMI-LX-759 have been received as of February 23, 2011 (see Table 1). These are resource conversion drill holes that were drilled from the same underground drill station in Zone 2 of the mine. This drill program is testing favorable ore controlling structures proximal to the existing underground workings and is also intended to expand and convert existing resources outlined in the most recent NI 43-101 report published in 2008.

Table 1. Significant Assay Results from Drill Holes SMI-LX-758 and SMI-LX-759 in Smith Mine.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-758	57.0 ft 17.4 m	122.0 ft 37.2 m	65.0 ft 19.8 m	0.190 opt 5.91 g/t
	147.0 ft 44.8 m	172.0 ft 52.4 m	25.0 ft 7.6 m	0.208 opt 6.47 g/t
	197.0 ft 60.1 m	277.0 ft 84.5 m	80.0 ft 24.4 m	0.271 opt 8.74 g/t
	302.0 ft 92.1 m	362.0 ft 110.4 m	60.0 ft 18.3 m	0.228 opt 7.09 g/t
	557.0 ft 169.8 m	567.0 ft 172.9 m	10.0 ft 3.1 m	0.240 opt 7.46 g/t
SMI-LX-759	69.0 ft 21.0 m	97.0 ft 29.6 m	28.0 ft 8.6 m	0.291 opt 9.84 g/t
	147.0 ft 44.8 m	244.0 ft 74.4 m	97.0 ft 29.6 m	0.572 opt 19.61 g/t
includes	197.0 ft 60.1 m	214.0 ft 65.2 m	17.0 ft 5.1 m	1.330 opt 45.60 g/t
	503.5 ft 153.5 m	522.0 ft 159.2 m	18.5 ft 5.7 m	0.146 opt 5.01 g/t
Notes: (1) Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t) (2) The total depth of drill hole SMI-LX-758 and SMI-LX-759 is 607.0 ft and 567.0 ft respectively.

Drill hole SMI-LX-758 is located slightly east and above drill hole SMI-LX-757; whereas SMI-LX-759 was drilled below SMI-LX-757 to further test the vertical extent of the mineralization encountered in drill hole SMI-LX-757 (see drill hole location plan map and cross-section which can be found on our website here: http://www.yukon-nevadagold.com/i/pdf/NR_06_2011_UG_DDH.pdf. Drill hole SMI-LX-757 contains significant gold intercepts that were reported in an earlier press release dated February 14, 2011. All of these results confirm the continuity of the gold mineralization in the area north of the existing Zone 2 mine workings and west-southwest of the Zone 5 workings.

Drill holes SMI-LX-758 and SMI-LX-759 were drilled in the hanging wall subparallel to the strike of the northeast-trending Coulee fault zone. The geology of the mineralized intercepts from both drill holes are consistent with that seen and previously reported in drill hole SMI-LX-757.

Drill hole SMI-LX-759 was drilled in January 2011 below SMI-LX-757 to further test the vertical extent of the mineralization encountered in drill hole SMI-LX-757. Additional drilling is being considered in 2011 from the same Zone 2 drill station to test the lateral extent of the mineralization.

Assays from the underground diamond drill hole reported in this news release were performed by ALS Laboratory Group in Reno, Nevada, using standard fire assay techniques. Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The Company's 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company's website: http://www.yukon-nevadagold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled by William Hofer, Chief Geologist, and Laura Symmes, Geologist, at the Jerritt Canyon Mine. This news release was reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224

Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.